Sarah M. Patterson
Assistant Vice President &
Assistant General Counsel
Law Department
Direct Dial:	(860) 843-6085
Fax:	(860) 380-1616

June 20, 2012

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

United States Securities and Exchange Commission

Division of Investment Management

Washington, D.C.  20549

Re:          Hartford Life Insurance Co Separate Account Seven

File Nos., 333-176151; 811-04972

Hartford Life and Annuity Insurance Co Separate Account Seven

File Nos., 333-176153; 811-09295

Dear Ms. Skeens:

Presented below please find specific responses to each of your comments and questions from June 12, 2012:

1. General

Please confirm that the financial statements, exhibits and other material or missing information will be filed by a pre-effective amendment to the registration statement.

RESPONSE:  Agreed.

2. Fund Table — Total Annual Fund Operating Expenses (pp. 5-10)

a. Fee waivers: Several footnotes to the fee table refer to contractual fee waivers that expire less than twelve months from the effectiveness date of this registration statement (see, e.g., footnotes [2, 5, 11, 12, 13, 19 and 22]). Please review and revise.

RESPONSE:

The Company respectfully declines to remove the contractual fee waivers from the fund fee table.  Instruction 20 to Item 3 of Form N-4 permits a registrant to include an additional table showing annual operating expenses separately for each portfolio company that is prepared in the format, and in accordance with the instructions, prescribed in Item 3 of Form N-1A.  Instruction 3(e) of Form N-1A permits, in the fee table, the addition of expense reimbursements and fee waivers that are in place for at least one year from the effective date of the Fund’s registration statement.  The concern articulated by the Commission Staff with allowing non-contractual fund fee waivers and reimbursements in the fee table was that investors would focus on the fund’s temporary or discretionary arrangements, rather than the fund’s long-term costs.  See Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC, to Craig S. Tyle, General Counsel, Investment Company Institute (Oct. 2, 1998).  Within the context of a variable product, a contract owner’s investment decisions relating to the expenses of the underlying funds should be based on each fund’s long-term expense arrangements.

The contractual limitation is on the fund’s expenses, and regardless of whether the fund is offered in one variable product prospectus dated May 1 and another dated July 16 (for example), the same contractual limitation applies to the expenses of that underlying fund.  A fund expense arrangement that is deemed contractual from May 1st through April 30th does not become temporary or discretionary simply because the fund is made available through a variable product registered after May 1st.  The one-year contractual limitation for the fund is clearly based on the length of the arrangement vis-à-vis the effective date of the fund’s registration statement.

Moreover, allowing the contractual limitation to be reflected in a May 1st variable product prospectus but not a July 16th variable product prospectus is potentially misleading to investors, particularly those who may be deciding between the purchase of both products.  It does not make sense that the investor should be provided different fund expense information for each product, nor that the investor should be informed of the fund’s contractual expense arrangement only with respect to the variable product registered on May 1st.  (Indeed, here the Company is updating a variable annuity prospectus dated May 1, 2012.  Removing the contractual fund fee waivers and reimbursements from the fee table would result in a different fee presentation for owners purchasing the contract on or after July 16, 2012 than for those purchasing between May 1st and July 16th.)  Similarly, to the extent the investor refers to the underlying fund prospectus, a different expense presentation could result in investor confusion.  A variable product fund fee table should be consistent with the expenses reflected in the fee tables for the underlying funds.

For these reasons, the Company respectfully submits that contractual fee waivers and reimbursements for underlying funds are appropriately disclosed in a variable product fund expense table so long as the arrangement is in place for at least one year based on the effective date of the fund’s registration statement.

b. Two footnotes ([3 and 4 for the BlackRock Funds]) refer to voluntary fee waivers on sub-transfer agent fees.  Voluntary waivers are not permitted under Rule N-1A. Please review and revise.

RESPONSE:

The Company respectfully declines to remove the voluntary fee waivers from footnotes to the fund fee table.  Instruction 19 to Item 3 of Form N-4 permits a registrant to include voluntary expenses reimbursements and waivers in a footnote to the table of minimum and maximum fund operating expenses.  It would seem inconsistent (and perhaps confusing) to permit this information as a footnote to the range of fund expenses, but not as a footnote to the expanded fund fee table.  Moreover, while Form N-1A appears to be silent on the issue of voluntary waivers and reimbursements, see the Commission Staff’s intention to allow such voluntary arrangements in a footnote to the Form N-1A fee table in  Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC, to Craig S. Tyle, General Counsel, Investment Company Institute (Oct. 2, 1998) (“[i]n meeting the provisions of Form N-1A, a fund for which the investment adviser (or other party) intends to reimburse expenses or waive fees, but is not contractually obligated to do so, may include a footnote to the fee table showing fund operating expenses net of waivers or reimbursements.”)

3. Daily Lock Income Benefit (p. 59)

Please review and revise the paragraph in the middle of page 59 as necessary starting with the word “Since” for clarity.

RESPONSE:  Agreed.

4. Appendix E

a. In Appendix E there is a discrepancy between the withdrawal percentages in the chart and in the body of the prospectus.  Please revise and correct this inconsistency.

RESPONSE:  Agreed.

b. Please clarify the answers for the Personal Pension Account column with respect to if it may be elected with other riders.

RESPONSE:  Agreed.

5. Tandy Representation

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Sincerely,

/s/ Sarah M. Patterson

Sarah M. Patterson

cc: Michael Kosoff